SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for 29 July 2004

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under
cover of Form 20-F or Form 40-F.)

Form 20-F __X__   Form 40-F _____

Enclosures: Sasol publishes investor newsletter on its website

Sasol Limited

(Incorporated in the Republic of South Africa)

(Registration number 1979/003231/06)

(ISIN: ZAE000006896)

Share codes:JSE - SOL

NYSE - SSL

("Sasol")

Sasol publishes investor newsletter on its website

Sasol has published Investor Insight, a newsletter aimed at
investors interested in Sasol, on its website. The newsletter
includes articles such as a business review, an overview of
American depositary receipts, a review of capital investment
at Sasol, updates and highlights of some of the major
projects in progress such as Project Turbo, Oryx GTL etc, as
well as other information. The July 2004 newsletter can be
accessed as follows:-
html version http : // sasol.org/investor_news/index.htm
pdf version
http : // www. sasol.co./sasol_internet/downloads/investor%20
insight%20jul %2004_ 1091086638318.pdf
website
http :www. sasol.com

29 July 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 July 2004

By: /s/   N L Joubert
        Name: Nereus Louis Joubert
        Title: Company Secretary